EXHIBIT 7

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 2/12/25 to 4/11/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
2/12/2025	Sell	21,807	11.50
2/13/2025	Sell	34,791	11.50
2/19/2025	Sell	12,050	11.58
2/20/2025	Sell	5,532	11.59
2/25/2025	Sell	3,400	11.66
2/26/2025	Sell	4,540	11.70
3/3/2025	Sell	3,000	11.73
3/4/2025	Sell	2,492	11.73
3/7/2025	Sell	100	11.63
3/11/2025	Sell	4,582	11.59
3/13/2025	Sell	1,593	11.47
3/14/2025	Sell	6,504	11.31
3/24/2025	Sell	5,337	11.36
3/25/2025	Sell	600	11.36
3/28/2025	Sell	1,216	11.19
4/11/2025	Sell	63,885	10.46